Filed Pursuant to Rule 433

Registration No. 333-140954

December 8, 2009

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated December 8, 2009)
Issuer:	Georgia Power Company
Security:	Series 2009B 4.25% Senior Notes due December 1, 2019
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Public Offering Price:	99.744%
Maturity Date:	December 1, 2019
Treasury Benchmark:	3.375% due November 15, 2019
US Treasury Yield:	3.382%
Spread to Treasury:	+90 basis points
Re-offer Yield:	4.282%
Make-Whole Call:	T+15 basis points
Coupon:	4.25%
Interest Payment Dates:	June 1 and December 1 of each year beginning June 1, 2010
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334 JP7
Trade Date:	December 8, 2009
Expected Settlement Date:	December 15, 2009 (T+5)
Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Mizuho Securities USA Inc.
Co-Managers:	RBS Securities Inc. Wells Fargo Securities, LLC Commerzbank Capital Markets Corp. Jackson Securities, LLC The Williams Capital Group, L.P.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Banc of America Securities LLC toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. at 212-834-4533 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.